### Neil D. Rischall CPA
**Certified Public Accountant**
**2294 Nostrand Ave Suite 1003**
**Brooklyn, New York 11210**
**Phone (718) 692-0510 Fax (718) 732-4504**
**Email cpa@post.com**

To the Stockholders
KENSINGTON CAPITAL CORP.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and regulation 1.16 under the Commodity Exchange Act and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2015 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the New York Stock Exchange and should not be used for any other purpose.



NEIL D. RISCHALL,
Certified Public Accountant

Brooklyn, NY
February 20, 2016